Exhibit 99.2

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of
SR Telecom Inc.

We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the “Corporation”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly we express no such opinion.

(Signed) Deloitte & Touche LLP

Montreal, Canada
March 30, 2005

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation’s consolidated financial statements as described in Notes 3b) and l) to the consolidated financial statements as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated March 30, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Montreal, Canada
March 30, 2005

SR TELECOM INC.
Consolidated balance sheets
As at December 31
(in thousands of Canadian dollars)

		2004	2003
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		4,549	8,434
Short-term investments	5	-	3,231
Short-term restricted cash	10	1,394	2,835
Accounts receivable, net	6	47,500	55,395
Current portion of long-term accounts receivable	7	-	21,687
Income taxes receivable		911	1,889
Inventory	8	59,556	48,027
Prepaid expenses		3,504	5,253
Total current assets		117,414	146,751
Investment tax credits	18	13,150	18,145
Long-term accounts receivable, net	7	5,644	1,571
Long-term restricted cash	10	493	4,243
Property, plant and equipment, net	9	85,442	90,127
Future income taxes	21	-	21,821
Intangible assets, net	11	4,494	5,408
Other assets, net	12	987	1,709
Total assets		227,624	289,775
Liabilities
Current liabilities
Bank indebtedness	13	-	3,000
Accounts payable and accrued liabilities	14	55,682	59,435
Customer advances		1,932	4,163
Current portion of lease liability	16	5,043	5,591
Current portion of long-term debt	15	106,680	7,223
Total current liabilities		169,337	79,412
Long-term lease liability	16	3,577	7,217
Long-term liability	4	1,810	1,939
Long-term debt	15	260	109,467
Total liabilities		174,984	198,035
Commitments and contingencies	24
Shareholders’ equity
Capital stock	17	219,653	180,866
Warrants	17	13,029	1,815
Contributed surplus		519	-
Deficit		(180,561)	(90,941)
Total shareholders’ equity		52,640	91,740
Total liabilities and shareholders’ equity		227,624	289,775

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

/s/ Lionel Hurtubise - Chairman/ Director of the BOD

/s/ Pierre St-Arnaud - Director of the BOD

SR TELECOM INC.
Consolidated statements of operations
Years ended December 31
(in thousands of Canadian dollars, except per share information)

		2004	2003	2002
	Notes	$	$	$
Revenue
Equipment		85,079	85,655	146,118
Services		20,273	28,162	34,911
Telecommunications		18,584	14,064	15,874
Total revenue		123,936	127,881	196,903
Cost of revenue
Equipment		56,750	44,949	59,304
Services		13,094	16,053	30,012
Total cost of revenue		69,844	61,002	89,316
Gross profit		54,092	66,879	107,587
Agent commissions		5,521	3,304	13,904
Selling, general and administrative expenses		49,660	52,152	47,050
Research and development expenses, net	18	30,159	27,170	21,336
Telecommunications operating expenses		18,670	21,556	22,510
Restructuring, asset impairment and other charges	22	15,907	3,716	4,912
Operating loss		(65,825)	(41,019)	(2,125)
Loss on change in ownership in subsidiary company	23	-	-	(3,974)
Interest expense, net	20	(8,035)	(8,811)	(12,073)
Gain on sale of long-term investment	19	3,444	-	-
Gain on settlement of claim	24	4,583	-	-
Gain on repurchase of debentures	15	-	1,199	-
Gain (loss) on foreign exchange		2,254	1,031	(2,461)
Loss from operations before income taxes		(63,579)	(47,600)	(20,633)
Income tax (expense) recovery	21	(22,555)	2,845	(252)
Net loss		(86,134)	(44,755)	(20,885)
Basic and diluted loss per share	17	(5.17)	(6.21)	(3.82)
Basic and diluted
Weighted average number of common shares outstanding		16,661,454	7,206,675	5,472,893
The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Consolidated statements of deficit
Years ended December 31
(in thousands of Canadian dollars)

		2004	2003	2002
	Notes	$	$	$
Deficit, beginning of year,as previously reported		(90,941)	(45,659)	(21,668)
Cumulative effect of adoption of new accounting policy	3	(272)	-	(3,106)
Deficit, beginning of year, as restated		(91,213)	(45,659)	(24,774)
Net loss		(86,134)	(44,755)	(20,885)
Share issue costs	17	(3,214)	(527)	-
Deficit, end of year		(180,561)	(90,941)	(45,659)

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Consolidated statements of cash flows
Years ended December 31
(in thousands of Canadian dollars)

		2004	2003	2002
	Notes	$	$	$
Cash flows (used in) provided by operating activities
Net loss		(86,134)	(44,755)	(20,885)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		12,931	13,288	14,913
Asset impairment	22	2,364	1,993	-
(Gain) loss on disposal of property,plant and equipment		(166)	58	324
Increase in lease liability	16	1,586	-	-
Loss on change in ownership in subsidiary company	23	-	-	3,974
Gain on sale of long-term investment	19	(3,444)	-	-
Gain on settlement of claim	24	(4,583)	-	-
Gain on repurchase of debentures	15	-	(1,199)	-
Stock-based compensation	17	247	-	-
Future income taxes		21,821	(5,733)	(265)
Change in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable		(4,073)	21,832	7,070
Decrease (increase) in non-cash working capital items	25	21,496	(18,106)	28,868
Unrealized foreign exchange		(3,236)	(11,393)	(694)
Net cash (used in) provided by operating activities		(41,191)	(44,015)	33,305
Cash flows provided by (used in) financing activities
Repayment of bank indebtedness	13	(3,000)	(7,000)	-
Repayment of long-term debt and lease liability		(12,536)	(10,429)	(8,445)
Repurchase of debentures	15	-	(2,801)	-
Proceeds from issue of shares and warrants, net of share issue costs	17	46,787	6,157	755
Net cash provided by (used in) financing activities		31,251	(14,073)	(7,690)
Cash flows provided by (used in) investing activities
Decrease (increase) in restricted cash		5,191	(616)	-
Acquisition of Netro Corporation, net of cash acquired	4	-	21,498	-
Purchase of short-term investments	5	(45,439)	(3,231)	(21,624)
Proceeds on sale of short-term investments	5	48,796	34,276	-
Purchase of property, plant and equipment		(6,217)	(5,714)	(3,590)
Proceeds on disposal of property,plant and equipment		859	-	-
Proceeds on sale of long-term investment	19	3,444	-	-
Other assets		(579)	-	(468)
Net cash provided by (used in) investing activities		6,055	46,213	(25,682)
Decrease in cash and cash equivalents		(3,885)	(11,875)	(67)
Cash and cash equivalents, beginning of year		8,434	20,309	20,376
Cash and cash equivalents, end of year		4,549	8,434	20,309
See Note 25 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business

SR Telecom Inc. (“SR Telecom” or the “Corporation”) was created on February 17, 1981, under the Canada Business Corporations Act. SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicación y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2.	Going concern uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation’s losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings, and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Management’s on-going plans with respect to the significant uncertainties described above are as follows:

	1.	Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;

	2.	Seeking of additional financing;

	3.	Continuing the restructuring of the operations to reduce expenses, and;

	4.	Securing new sales orders.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

2.	Going concern uncertainty (continued)

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue in operation as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is substantial uncertainty about the Corporation’s ability to successfully conclude on the matters.

Should the Corporation be unsuccessful in the efforts described above, it may be obliged to seek protection from its creditors.

3.	Significant accounting policies

	a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

	b)	Adoption of new accounting policies

Asset retirement obligation

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation’s results of operations or financial position.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	b)	Adoption of new accounting policies (continued)

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. At January 1, 2004, the opening deficit increased by $272,000 and contributed surplus was recorded for the same amount.

Prior to January 1, 2004, the Corporation did not recognize any compensation expense when stock options were granted to employees and directors under the stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees after January 1, 2002 were accounted for in accordance with the fair value method of accounting for stock-based compensation.

Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock or stock option is charged to deficit. The Corporation’s Employee Stock Option Plan and other disclosures are described in note 17.

	c)	Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

	d)	Short-term investments

Short-term investments include money market instruments and commercial paper carried at the lower of cost and market value.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	e)	Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

	f)	Income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

	g)	Property, plant and equipment and other assets

Property, plant and equipment and other assets are recorded at cost and are depreciated or amortized over their estimated useful lives on the following bases:

		Telecommunication network equipment	straight-line over 20 years
		Building and improvements	straight-line over 20 and 10 years
		Leasehold improvements	straight-line over term of lease
		Machinery, equipment and fixtures	20% diminishing balance
		Computer equipment and licenses	30% diminishing balance and straight-line over 5 years

	h)	Impairment of long-lived assets

Effective April 1, 2003, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	i)	Intangible assets

Intangible assets, representing primarily intellectual property, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

	j)	Bid costs

Capitalized bid costs represent fees incurred for external services on successful bids. Bid costs are amortized over the portion of revenue recognized on the contract to which they relate.

	k)	Deferred charges and start-up costs

Deferred charges represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunication network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession. Deferred costs incurred to issue debentures or debt are deferred and amortized over the term of the obligation. Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

	l)	Foreign currency translation

Effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life which were previously deferred and amortized over the life of the related items, are included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by $3,106,000 at January 1, 2002.

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statements of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries, which are financially or operationally dependent on the parent Corporation, are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation gains or losses of such subsidiaries’ accounts are reflected in the statements of operations.

	m)	Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the receivable is reasonably assured.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	m)	Revenue (continued)

The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin no. 101 and 104, “Revenue Recognition in Financial Statements” (“SAB 101 and SAB 104”). In December 2003, the Emerging Issues Committee (“EIC”) issued abstracts on revenue recognition: EIC 141, “Revenue Recognition” and EIC 142, “Revenue Arrangements with Multiple Deliverables”. These new guidelines are consistent with the revenue guidelines used by the Corporation and did not result in any impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104, which are consistent with Canadian Accounting Standards. That is: 1) the product or service represents a separate earnings process; 2) objective, reliable and verifiable evidence of fair value exists and 3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guidance, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond a year and are included in long-term accounts receivable (Note 7). Performance of the Corporation’s obligations under the contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of the Government of Canada export credit agency, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns, and other allowances at the time of shipment are based on contract terms and experience from prior claims.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	n)	Research and development

The Corporation incurs costs relating to the research and development of new products. Such costs, net of government grants and recognized investment tax credits, are expensed as incurred.

	o)	Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into partial economic hedges of its foreign currency exposures on US denominated accounts receivable by entering into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities.

	p)	Earnings per share

The Corporation presents both basic and diluted earnings per share on the face of the statements of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options and warrants.

	q)	Employee benefit plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation’s portion of the contributions made under the plan.

	r)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions which are subject to a high degree of estimation are: revenue recognition for long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, income taxes, restructuring and other provisions and contingencies.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	s)	New accounting recommendations

Consolidation of variable interest entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation’s results from operations or financial position.

Financial instruments - disclosure and presentation

The CICA recently issued revisions to section 3860 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

Financial instruments - recognition and measurement

The CICA recently issued section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements as of January 1, 2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook, “Hedges”. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements as at January 1, 2007.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

3.	Significant accounting policies (continued)

	s)	New accounting recommendations (continued)

Comprehensive income

The CICA recently issued section 1530 of the CICA Handbook, “Comprehensive income”. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, “Surplus”, and reissued it as section 3251, “Equity”. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, “Comprehensive income”.

Adopting these sections on January 1, 2007 will require the Corporation to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

• comprehensive income and its components
• accumulated other comprehensive income and its components

4.	Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro ”), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

4.	Acquisition of Netro Corporation (continued)

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

$
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (Note 10)	6,851
Accounts receivable	1,611
Prepaid expenses and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets (Note 11)	9,300
Accounts payable and accrued liabilities (Note 24(d))	(20,364)
Net identifiable assets	56,326

Purchase consideration:
Share consideration (Note 17)	28,012
Lease liability	15,555
Acquisition costs	5,321
48,888

The lease liability relates to Netro’s San Jose facilities, which are not used by SR Telecom. The liability, at the time of acquisition, reflected the present value of future lease payments less expected sub-leasing revenues (Note 16). The acquisition costs are for professional services rendered with respect to the acquisition of Netro and investment banking fees.

As part of the purchase agreement, the Corporation agreed to indemnify and hold harmless the directors and officers of Netro Corporation for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years. A liability of $1,810,000 ($1,939,000 in 2003) (US$1,500,000) has been recorded for the indemnification and is included as a long-term liability.

The results of operations of Netro are included in the consolidated statements of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro Corporation to SR Telecom USA, Inc.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

5	Short-term investments

During the year ended December 31, 2004, the Corporation sold its short-term investments.

As at December 31, 2003, the Corporation had investments in the amount of $3,231,000 (US$2,500,000), bearing interest at 1.038% and maturing on June 16, 2004. The market value of these investments approximated cost.

6.	Accounts receivable, net

	December 31,
	2004	2003
	$	$
Trade	47,866	50,561
Other	3,020	6,701
Allowance for doubtful accounts	(3,386)	(1,867)
	47,500	55,395

7.	Long-term accounts receivable, net

	December 31,
	2004	2003
	$	$
Long-term receivable (i)	5,644	6,046
Holdbacks (ii)	-	17,277
Allowance for doubtful accounts	-	(65)
	5,644	23,258
Current portion	-	21,687
	5,644	1,571

(i)
The current portion of long-term accounts receivable is comprised of a receivable from Teleco de Haiti in the amount of US$4,678,000. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under the Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

7.	Long-term accounts receivable, net (continued)

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement be preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI were to have accepted the Tripartite Agreement, then SR Telecom would have had claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective, and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is continuing to pursue its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom’s results of operations.

(ii) Holdbacks (retainages) on contracts that are not receivable by the end of the next fiscal year are classified as long-term. All holdbacks on long-term contracts have been collected in 2004.

8.	Inventory

	December 31,
	2004	2003
	$	$
Raw materials	59,913	44,544
Work-in-process	2,333	1,631
Finished goods	4,742	6,815
Reserve for obsolecence	(7,432)	(4,963)
	59,556	48,027

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

9.	Property, plant and equipment, net

	December 31,
	2004			2003
		Accumulated	Net		Accumulated	Net
		depreciation/	book		depreciation/	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Land	1,534	-	1,534	1,523	-	1,523
Telecommunications network equipment	104,016	40,142	63,874	99,407	34,590	64,817
Building, improvements nd fixtures	21,870	16,301	5,569	21,444	15,410	6,034
Machinery and equipment	39,671	27,826	11,845	39,971	25,483	14,488
Computer equipment and licenses	18,537	15,917	2,620	18,294	15,029	3,265
	185,628	100,186	85,442	180,639	90,512	90,127

Property, plant and equipment includes machinery assets held under capital leases of $1,053,000 ($1,053,000 in 2003) and accumulated depreciation of $753,000 ($658,000 in 2003). Computer equipment and licenses include software licenses of $5,950,000 ($5,853,000 in 2003) and accumulated depreciation of $4,626,000 ($3,933,000 in 2003).

10.	Restricted cash

	December 31,
	2004	2003
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank, bearing interest at rates ranging from 1.1% to 2.0% (ranging from 1.1% to 2.3% in 2003), maturing through December 2005	727	1,143
Cash sweep accounts in Chile in trust to meet interest and principal on May 15, 2005	175	-
Deposit certificates to cover long-term lease obligations, US$817,000 (US$4,592,000 in 2003), bearing interest at 0.65%, maturing through October 2006	985	5,935
	1,887	7,078
Current portion	1,394	2,835
	493	4,243

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

11.	Intangible assets, net

	December 31,
	2004	2003
	$	$
Intellectual property	5,696	5,696
Accumulated amortization	(1,202)	(288)
	4,494	5,408

The intellectual property relates to the airstar and angel technology acquired as part of the Netro acquisition on September 4, 2003.

12.	Other assets, net

	December 31,
	2004			2003
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Deferred charges and start-up costs	13,501	12,514	987	13,394	11,685	1,709

13.	Bank indebtedness

During the year ended December 31, 2004, the Corporation repaid the operating line of credit of $3,000,000. This operating line of credit is no longer available to the Corporation.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

14.	Accounts payable and accrued liabilities

	December 31,
	2004	2003
	$	$
Trade accounts payable	34,966	27,392
Commissions payable	6,268	9,355
Accrued payroll and related expenses	6,413	6,818
Restructuring provision (Note 22)	2,206	1,424
Accrued interest	1,449	1,492
Other	4,380	12,954
	55,682	59,435

15.	Long-term debt

	December 31,
	2004	2003
	$	$
Senior unsecured debentures issued by the Corporation, due April 22, 2005, bearing interest at 8.15% payable semi-annually, redeemable at the Option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption. (ii)	71,000	71,000
Notes payable (US$15,500,000, US$16,846,153 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	18,697	21,771
Notes payable (US$14,000,000, US$18,153,847 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	16,888	23,461
Obligations under capital leases, bearing interest at rates ranging from 8.8% to 12%, repayable at various dates to April 2009	355	458
	106,940	116,690
Current portion	106,680	7,223
	260	109,467

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

15.	Long-term debt (continued)

(i)
These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation’s initial equity investment in CTR. SR Telecom has agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity, and SR Telecom’s loans to CTR are subordinated to the notes payable. As at December 31, 2004, CTR had liabilities in excess of assets of $49,988,000 ($41,991,000 in 2003). Certain guarantees have been provided by the Corporation, which in certain circumstances are limited to an amount of US$12,000,000. As at December 31, 2004, the lenders have full recourse against SR Telecom for the complete amount of the loans. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2005. Subsequently, on March 30, 2005, CTR’s lenders agreed to extend the waiver until April 22, 2005. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

In the event that these covenants do not continue to be waived, all amounts due under the notes, including interest and other fees, would be declared due and immediately payable. In addition, a default would be triggered under SR Telecom’s unsecured debentures whereby all amounts due under the debentures could also be declared due and immediately payable.

	(ii)	During the year ended December 31, 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

15.	Long-term debt (continued)

The capital repayments on the long-term debt and obligations under capital leases required in each of the forthcoming years are as follows:

$
2005	106,680
2006	79
2007	78
2008	78
2009	25
Thereafter	-
106,940

16.	Lease liability

The lease liability of $8,620,000 relates to SR Telecom USA, Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003 (Note 4). This location is not in use by SR Telecom, USA Inc. At the time of the Netro acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation has been unable to sub-lease the premises, nor does it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation has revised its estimate of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

17.	Capital stock and warrants

Authorized

An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	December 31,
	2004	2003
	$	$
Issued and outstanding
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

17.	Capital stock and warrants (continued)

During the years ended December 31, 2004, 2003 and 2002, the following transactions took place in the capital stock account:

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements have been restated to reflect the share consolidation on a retroactive basis.

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised and an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings. The total net proceeds to the Corporation amounted to $46,787,000 after deducting share issue costs of $3,214,000.

The gross proceeds of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced (Note 4).

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs of $527,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

17.	Capital stock and warrants (continued)

The gross proceeds of $6,000,000 were allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004, and cancelled 80 common shares in 2004. Common shares totaling 65,981 and 55,443 were issued under the Employee Stock Purchase Plan for consideration of $510,000 and $615,000 in 2003 and 2002, respectively.

During the year ended December 31, 2004, no common shares were issued under the Directors’ Share Compensation Plan. Common shares totaling 22,729 and 12,075 were issued under the Directors’ Share Compensation Plan at a value of $174,000 and $139,000 in 2003 and 2002, respectively.

Common shares issued and outstanding include 8,000 common shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

Stock-Based Compensation Plan

Stock options under the Employee Stock Option Plan (ESOP) may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years. 438,800 common shares are reserved for issuance under the ESOP.

The following table summarizes the outstanding stock options and exercisable stock options at December 31, 2004:

Range of exercise prices	Options outstanding	Weighted-average remaining contractual life	Weighted-average exercise prices	Options exercisable	Weighted- average exercise prices
$			$		$

6.40 to 9.80	173,400	9.0 years	7.68	13,800	8.47
16.30 to 24.50	123,550	6.7 years	18.58	62,450	18.22
35.30 to 53.00	58,930	5.3 years	47.71	49,370	47.66
56.60 to 85.30	40,500	5.0 years	64.91	33,120	64.75
89.70 to 130.80	10,200	2.1 years	108.64	10,200	108.64
	406,580	7.2 years	25.03	168,940	40.61

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

17.	Capital stock and warrants (continued)

The following table summarizes activity in the Employee Stock Option Plan:

	Years ended December 31,
	2004		2003		2002
	Weighted-	Weighted	Weighted	Weighted	Weighted	Weighted
	average	average	average	average	average	average
	number of	exercise	number of	exercise	number of	exercise
	options	prices	options	prices	options	prices
		$		$		$
Outstanding, beginning of year	306,310	32.96	328,730	33.10	270,930	47.00
Granted	149,000	7.47	10,000	6.56	103,000	15.50
Forfeited/expired	(48,730)	21.17	(32,420)	26.30	(45,200)	39.20
Outstanding, end of year	406,580	25.03	306,310	32.96	328,730	33.10
Options exercisable, end of year	168,940	40.61	135,000	43.94	84,634	52.00

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. The estimated fair value of the options is amortized to expense over the options vesting period.

For the year ended December 31, 2004, $247,000 is recognized as compensation cost in the statements of operations for awards granted since 2002. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2003 and 2002, the Corporation’s pro forma net loss and net loss per share would have been $44,935,000 and $6.23 and $20,998,000 and $3.84 for the years ended December 31, 2003 and 2002, respectively.

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted-average assumptions for the years ended:

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

17.	Capital stock and warrants (continued)

	December 31,
	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	72.5%	65.0%	65.0%
Weighted-average risk- free interest rate	4.1%	4.7%	4.7%
Expected life	5 years	5 years	5 years
Weighted-average fair value per option granted	$6.33	$8.56	$9.00

Loss Per Share

The Corporation had outstanding options and warrants that could potentially dilute the earnings per outstanding share in the future, but were excluded from the calculation of the diluted net loss per share for the years presented, as they would have been anti-dilutive.

18.	Research and development expenses, net

Investment tax credits netted against research and development expenses amounted to approximately $2,113,000 for the year ended December 31, 2004 ($4,329,000 in 2003, $7,219,000 in 2002).

The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. SR Telecom’s existing credits have an average remaining life of 5 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits.

During the fourth quarter of 2004, the Corporations has determined that there is insufficient evidence of reasonable assurance that an amount of $4,181,000 will be realized within the remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to statements of operations.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

19.	Gain on sale of long-term investment

During the third quarter of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003, to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of $nil at the time of the Netro acquisition.

20.	Interest expense, net

	December 31,
	2004	2003	2002
	$	$	$
Interest on long-term debt	8,474	9,262	12,038
Other interest	175	238	1,025
Interest income	(614)	(689)	(990)
	8,035	8,811	12,073

21.	Income taxes

	December 31,
	2004	2003	2002
	$	$	$
Income tax recovery at statutory rates	19,443	15,616	6,616
Decrease due to non-taxable loss on increase in ownership in subsidiary company	-	-	(618)
Decrease relating to non-deductible items	(830)	(1,074)	(50)
Reversal of temporary differences relating to subsidiaries	(994)	(1,922)	-
Decrease due to non-recognition of losses carried forward	(14,117)	(10,245)	(5,518)
Write-off of future tax assets	(26,543)	-	-
Other	486	470	(682)
Income tax (expense) recovery	(22,555)	2,845	(252)

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

21.	Income taxes (continued)

:	Future income taxes consist of the following temporary differences

	December 31,
	2004	2003
	$	$
Investment tax credits	(4,079)	(5,629)
Excess of tax value over book value of property, plant and equipment and intangible assets	13,222	30,341
Holdbacks	(502)	(2,593)
Unclaimed research and development expenditures	27,597	24,209
Losses carried forward	45,038	44,108
Other	1,406	899
Valuation allowance	(82,682)	(69,514)
	-	21,821

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes, since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 5 to 9 years.

Certain research and development expenditures incurred in Canada in the amount of approximately $67,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance on all the future income tax assets was appropriate.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

21.	Income taxes (continued)

As of July 1, 2003, management determined that it was not more likely than not that the benefits of additional future income tax assets, after that date, relating to the wireless telecommunication business segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward as well as the unclaimed research and development expenditures carried forward.

The expiry dates of the Corporation’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

		Expiry
	Amount	date
	$
Canada	35,000	2010 - 2011
Chile	52,000	Indefinite
United States	51,000	2023 - 2024

The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different taxation jurisdictions as follows:

		Expiry
	Amount	date
	$
Canada	10,000	2012 - 2014
United States	7,000	2018

The components of income tax (expense) recovery are as follows:

	December 31,
	2004	2003	2002
	$	$	$
Current	(734)	(511)	(517)
Future	(21,821)	3,356	265
	(22,555)	2,845	(252)

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

22.	Restructuring, asset impairment and other charges

2004 Restructuring, asset impairment and other charges

During the second and third quarters of 2004, restructuring charges of $15,204,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, write-off of specific inventory and other assets, accrued lease charges and operating costs related to the U.S. facilities in Washington as well as losses on the sale of redundant equipment.

In total, 86 employees were terminated, including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1,086,000 and deferred charges of $266,000 in the second quarter of 2004 which is included in the restructuring charge.

The following table summarizes the activity related to the 2004 restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2004
	$	$	$
Severance and termination	10,616	(9,283)	1,333
Lease charges and other costs	2,927	(2,054)	873
Inventory and asset impairment	2,364	(2,364)	-
	15,907	(13,701)	2,206

The remaining liability is expected to be settled at the beginning of the second quarter of 2005.

2003 Restructuring and other charges

In the fourth quarter of 2003, restructuring charges of $1,723,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits.

In total, 42 employees were terminated, including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees.

Certain assets acquired in 2003 in the amount of $1,363,000, were written off due to changes in the market place and customer requirements that go beyond the capabilities of the current technology.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

22.	Restructuring, asset impairment and other charges (continued)

During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

The following table summarizes the activity related to the 2003 restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2003
	$	$	$

Severance and termination	1,723	(299)	1,424
Asset write-down	1,993	(1,993)	-
	3,716	(2,292)	1,424

The remaining liabilities were settled during the fourth quarter of 2004.

2002 Restructuring and other charges

In November 2002, restructuring charges of $4,912,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and were comprised primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations. An amount for lease termination costs relating to the closure of a research and development site in Montreal has also been included.

In total, 90 employees were terminated, including 39 research and development employees, 31 project management employees, 8 sales and marketing employees and 12 general and administrative employees. The inventory write-down relates to the Corporation’s offices in Asia, where existing repair service centers are being reorganized.

The following table summarizes the activity related to the fourth quarter restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2002
	$	$	$
Severance and termination	2,564	(865)	1,699
Lease termination costs	135	-	135
Inventory write-down	2,213	(2,213)	-
	4,912	(3,078)	1,834

The remaining liabilities were settled during the third quarter of 2003.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

23.	Loss on change in ownership in subsidiary company

On December 31, 2002, the Corporation’s shareholding in CTR increased by 8.9% to 95.9%. The increase resulted from certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on this transaction.

24.	Commitments and contingencies

	a)	The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments for the forthcoming years are as follows:

$
2005	4,636
2006	2,602
2007	2,083
2008	1,316
2009	725
Thereafter	152
Total future minimum payments	11,514

b)
The Corporation has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months and bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2004 is $4,098,000.

c)	Guarantees

The Corporation has the following major types of guarantees:

As part of the normal sale of product, the Corporation has provided its customers with product warranties. These warranties generally extend for one year. The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheet:

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

24.	Commitments and contingencies (continued)

	c)	Guarantees (continued)

	December 31,
	2004	2003
	$	$
Balance, beginning of year	750	2,216
Payments made during the year	(1,318)	(1,420)
Warranties accrued during the year	1,383	1,011
Less: Reduction in provision	-	(1,057)
Balance, end of year	815	750

The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years (Note 4).

d)	Litigations

The following litigations were settled during the year:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. The arbitration was settled in 2004, resulting in the Corporation purchasing US$4,000,000 of materials, where US$2,000,000 was paid during the year and the remainder is to be paid in three installments in 2005, without any interest accruing. The settlement with Solectron resulted in the Corporation realizing a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004. The Corporation did not meet its February 2005 payment obligation resulting in Solectron serving a judicial citation for US$1,450,000 on March 11, 2005. The Corporation has thirty days to appeal and is currently exploring its options with legal counsel.

Merger-related Litigation

On April 8 and May 23, 2003, several of Netro’s stockholders filed proceedings against Netro’s directors claiming that they breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro’s directors also stated that Netro favored SR Telecom over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement to settle this lawsuit. Included in the terms of settlement was a proposed payment of US$590,000 to cover plaintiffs’ attorneys’ fees and expenses for prosecuting the lawsuit. The final judgment was issued by the court on May 3, 2004 confirming the settlement of US$590,000, which was paid on May 12, 2004 by the Corporation.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

24.	Commitments and contingencies (continued)

	d)	Litigations (continued)

The Corporation has included in accounts payable and accrued liabilities as at December 31, 2004 and 2003, management’s best estimate of the outcome of several litigations, described as follows:

Axio Wireless (“Axio”) Arbitration

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer this matter under arbitration, which took place between March 14 and March 17, 2005. The results of the arbitration are not determinable at this time. The total claim includes US$500,000 of monetary damages plus interest at 10% per annum from October 22, 2003 to the date of any final judgment.

Future Communications Company (“FCC”) Litigation

The dispute with FCC relates to the alleged improper drawdown by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. On February 2, 2005, the Kuwait Commercial Court passed judgement in favour of the FCC claim. The Corporation filed for an appeal on March 2, 2005 and is awaiting a new court date to pursue the litigation. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Jasmin Consulting Services Inc. (“JCS”)

JCS was seeking US $1,263,000 in special damages, interest and costs as a consequence of the Corporation’s alledged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest, which is included in accounts payable and accrued liabilities as at December 31, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management’s opinion, would have a material adverse effect on its business, cash flows, operating results or financial position; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation’s business in the future.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

25.	Statements of cash flows

Non-cash working capital items

		December 31,
	2004	2003	2002
	$	$	$
Decrease in accounts receivable	29,582	11,446	16,214
Decrease (increase) in income taxes receivable	978	(244)	338
(Increase) decrease in inventory	(9,825)	(6,173)	3,175
Decrease (increase) in prepaid expenses	1,749	(291)	(205)
Decrease (increase) in investment tax credits	4,995	163	(4,358)
(Decrease) increase in accounts payable and accrued liabilities	(3,752)	(16,636)	13,773
Decrease in customer advances	(2,231)	(6,371)	(69)
	21,496	(18,106)	28,868
Supplementary cash flow information
Non-cash financing and investing activities
Shares issued in connection with the acquisition of Netro	-	28,012	-
	-	28,012	-
Cash paid for:
Interest	8,461	9,850	12,012
Income taxes	479	899	323

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

26.	Related party transactions

The following transactions and balances with related parties were in the normal course of business and measured at the exchange amount:

		December 31,
	2004	2003	2002
	$	$	$
Revenue (i)	-	-	101
Purchases (ii)	199	367	448
Directors’ fees (ii)	260	217	196
Accounts payable (ii)	19	84	20

(i)	Relates to sales to an affiliated company.

(ii)
The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as with a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

27.	Derivative financial instruments

At December 31, 2004, the Corporation has no forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. In March 2004, the Corporation sold its US$2,000,000 forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $190,000, recorded in the statements of operations.

The Corporation’s US$2,000,000 forward contract at a rate of 1.4119, acquired as a partial economic hedge against fluctuations in the US dollars with respect to its US dollar receivables, matured in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statements of operations.

28.	Employee benefit plan

The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2004, the Corporation contributed and recorded an expense of approximately $1,116,000 to the plan ($1,207,000 in 2003).

The Corporation maintains an employee savings plan covering its US employees. This plan qualifies under Section 401 (k) of the Internal Revenue Code (“the Code”). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation has contributed to this plan in 2004, and accordingly, has recorded US$186,000 ($ nil in 2003) of expenses in the statements of operations related to this plan.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

29.	Business segments and concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunications systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunications systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A., provides telecommunication services to end-users.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$	$	$	$	$	$	$
Balance sheets
Property, plant and equipment, net	19,575	23,371		82,015	85,358		(16,148)	(18,602)		85,442	90,127
Intangible assets, net	4,494	5,408		-	-		-	-		4,494	5,408
Other assets, net	972	1,160		5,311	5,894		(5,296)	(5,345)		987	1,709
Total assets	238,714	282,508		154,485	158,430		(165,575)	(151,163)		227,624	289,775
Statements of operations
External revenue	105,352	113,817	181,029	18,584	14,064	15,874	-	-	-	123,936	127,881	196,903
Inter-segment revenue	782	254	-	-	-	-	(782)	(254)	-	-	-	-
Gross profit	35,508	52,815	91,713	18,584	14,064	15,874	-	-	-	54,092	66,879	107,587
Interest expense, net	5,293	5,653	6,153	2,742	3,158	5,920	-	-	-	8,035	8,811	12,073
Amortization and depreciation of property, plant and equipment	5,058	4,691	4,888	6,875	7,125	8,716	(942)	(954)	(953)	10,991	10,862	12,651
Amortization of other assets	477	670	568	598	648	751	(49)	820	943	1,026	2,138	2,262
Amortization of intangible assets	914	288	-	-	-	-	-	-	-	914	288	-
Restructuring, asset impairment and other charges	15,907	3,086	4,912	-	630	-	-	-	-	15,907	3,716	4,912
Gain on sale of long-term investments	3,444	-	-	-	-	-	-	-	-	3,444	-	-
Gain on settlement of claim	4,583	-	-	-	-	-	-	-	-	4,583	-	-
Gain on repurchase of debentures	-	1,199	-	-	-	-	-	-	-	-	1,199	-
Loss on change in ownership in subsidiary	-	-	-	-	-	(3,974)	-	-	-	-	-	(3,974)
Income tax (expense) recovery	(14,061)	5,098	(252)	(8,494)	(2,253)	-	-	-	-	(22,555)	2,845	(252)
Net loss	(77,125)	(42,288)	(3,885)	(9,009)	(2,467)	(17,000)	-	-	-	(86,134)	(44,755)	(20,885)
Purchase of property, lant and equipment and other assets	3,531	4,704	3,600	2,253	1,061	458	1,012	(51)	-	6,796	5,714	4,058

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

29.	Business segments and concentrations (continued)

The Corporation’s basis for attributing revenue from external customers is based on the location of the customer.

Telecommunication service revenue is generated entirely in Chile.

The following sets forth external revenue by individual foreign country:

For the year ended December 31, 2004:

	% of Revenue	Revenue $
Canada	6.5%	8,026
Chile	15.0%	18,622
Other	78.5%	97,288
	100.0%	123,936

For the year ended December 31, 2003:

	% of Revenue	Revenue $
Canada	4.5%	5,812
Chile	11.0%	14,064
Australia	12.3%	15,766
Other	72.2%	92,239
	100.0%	127,881

For the year ended December 31, 2002:

	% of Revenue	Revenue $
Canada	1.3%	2,611
Australia	16.7%	32,881
Thailand	18.4%	36,291
Saudi Arabia	23.8%	46,935
Other	39.8%	78,185
	100.0%	196,903

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

29.	Business segments and concentrations (continued)

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue. All of these customers are part of the wireless telecommunications products business segment.

For the year ended December 31, 2004, there were no individual customers where the revenue exceeds 10% of total consolidated revenue.

For the year ended December 31, 2003:

	Revenue ($)	% of Revenue
Telstra Corporation Limited	15,766	12.3%

For the year ended December 31, 2002:

	Revenue ($)	% of Revenue
Saudi Telecom Company	31,295	15.9%
Telstra Corporation Limited	32,881	16.7%
	64,176	32.6%

The following sets forth the property, plant and equipment by location:

	December 31,
	2004	2003
	$	$
Canada	16,628	16,029
Chile	65,867	66,756
Other	2,947	7,342
	85,442	90,127

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

30.	Financial instruments

The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk

The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk

The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely-tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Credit risk

The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 26% of the total trade receivables (2003 - one customer represented 18%).

Fair value of financial instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

• Current financial assets and liabilities, and capital leases approximate their fair values due to the short-term maturity of the items.

• The long-term accounts receivable approximates its fair value based on management’s best estimate of the outcome (Note 7).

• Debentures and notes payable are valued using year-end market prices for the instruments or similar freely-traded instruments.

The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Debentures	71,000	61,060	71,000	49,700
Notes payable	35,585	30,603	45,232	33,924

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

31.	Comparative figures

Certain comparative figures have been reclassified in order to conform with the basis of presentation adopted in the current year.

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from United States GAAP (“U.S. GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders’ equity of the Corporation.

All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders’ equity are presented in the following tables with an explanation of the adjustments:

	December 31,
	2004	2003
	$	$
Net loss - Canadian GAAP	(86,134)	(44,755)
Adjustments
Asset impairment (i)	1,666	1,666
Bid costs (ii)	-	97
Deferred charges and start-up costs (ii)	722	2,041
Derivative instruments (iii)	(380)	(2,425)
Stock-based compensation (xi)	247	-
Tax effect of above adjustments (*)	(907)	(324)
Net loss - U.S. GAAP	(84,786)	(43,700)
Basic and diluted loss per share - U.S. GAAP.	(5.09)	(6.06)

Reconciliation of shareholders’ equity

	December 31,
	2004	2003
	$	$
Shareholders’ equity - Canadian GAAP	52,640	91,740
Adjustments
Asset impairment (i)	(19,060)	(20,726)
Deferred charges and start-up costs (ii)	(987)	(1,709)
Derivative instruments (iii)	95	475
Stock-based compensation (xi)	519	-
Tax effect of above adjustments (*)	-	907
Shareholders’ equity - U.S. GAAP	33,207	70,687

(*)
The Corporation is no longer recognizing benefits of losses carried forward, consistent with its policy, and as such the reconciling items between Canadian and U.S. GAAP are not tax effected in 2004 (Note 21).

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

	(i)	Asset impairment

Under Canadian GAAP, the impairment loss recorded in 2001 was based on the difference between the carrying value of the asset and the undiscounted future net cash flows. Under U.S. GAAP, if the undiscounted future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

	(ii)	Bid costs, deferred charges and start-up costs

Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP.

	(iii)	Derivative instruments

Under U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of embedded derivative assets is $141,000 and embedded derivative liabilities is $46,000 at December 31, 2004 and embedded derivative assets is $475,000 at December 31, 2003.

	(iv)	Net unrealized holding gains (losses)

Under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Corporation’s investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders’ equity on the balance sheet, until realized. On realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2004, the Corporation did not hold such investments and as at December 31, 2003, the carrying value of the investments approximated market value.

	(v)	Share issue costs

Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2004, share issue costs deducted from retained earnings amounted to $3,214,000 ($527,000 in 2003). Accordingly, there is no impact in the reconciliation of shareholder’s equity from Canadian GAAP to U.S. GAAP.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

	(vi)	Statement of cash flows

Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2004, there was no amount of temporary bank indebtedness included in cash and cash equivalents ($670,000 in 2003).

	(vii)	Research and development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $ nil ($1,954,000 in 2003) of federal investment tax credits recorded as a reduction of research and development expenses under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 5 to 9 years.

	(viii)	Gross profit relating to CTR

Under Canadian reporting, telecommunications operating expenses was not included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact of items described in note 32 (x) below) under U.S. GAAP for the years ended 2004 and 2003 is $34,336,000 and $43,231,000 respectively.

	(ix)	Statement of comprehensive loss

Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

	(x)	Restructuring charges

For U.S. reporting purposes, inventory write-downs of the nature described in Note 22 would be included as a component of cost of revenue and not included in restructuring charges.

	(xi)	Stock-based compensation

Under Canadian GAAP, the Corporation adopted, as of January 1, 2004 on a retroactive basis, without restatement of prior periods, the fair value method of accounting for stock-based compensation (Note 3b)). Under US GAAP, the Corporation continued to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25. As a result, the adjustments to the net loss and shareholders’ equity is reflecting the impact of the adoption of the fair value method in accordance with Canadian GAAP.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

	(xii)	Adoption of new accounting policies

In January 2003, the FASB issued Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as “Variable Interest Entities” (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Corporation’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Corporation’s consolidated financial statements.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

	(xiii)	Recent pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29.” This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. A non monetary exchange shall be measured based on the recorded amount of the non-monetary asset(s) relinquished, and not on the fair values of the exchanged assets, if a) the fair value is not determinable, b) the exchange transaction is to facilitate sales to customers, or c) the exchange transaction lacks commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The Corporation has not yet assessed the impact of adoption SFAS No. 151 on its consolidated financial statements.

SR TELECOM INC.
Notes to the consolidated financial statements
(all tabular amounts are in thousands of Canadian dollars)

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

Stock-based compensation

Under U.S. GAAP, the Corporation accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees.” Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company’s stock at the grant date over the exercise price. Under U.S. GAAP, had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Corporation’s pro forma net loss and net loss per share would have been as follows:

	December 31,
	2004	2003
	$	$

Net loss - U.S. GAAP
As reported	(84,786)	(43,700)
Fair value of stock-based compensation	(980)	(1,044)
Pro forma	(85,766)	(44,744)
Basic and diluted earnings per share - U.S. GAAP
As reported	(5.09)	(6.06)
Pro forma	(5.15)	(6.21)
Weighted average fair value of options granted by the Corporation	11.81	16.24

Fair value of stock options

The fair value of each option is estimated at the date of grant using the Black-Scholes Option pricing model, regarding the Corporation’s stock option plan. The following assumptions were used for grants:

	December 31,
	2004	2003

Dividend yield	0.0%	0.0%
Expected volatility	72.5%	65.0%
Risk-free interest rates	4.1%	4.7%
Expected life	5 years	5 years